SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No.            )(1)


                          The Carbide/Graphite Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    140777103
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                  Allen B. Holeman, Bear, Stearns & Co. Inc.
                  115 South Jefferson Road, Whippany, NJ 07981
                                 (973) 793-2202
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 4, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)


CUSIP No.  140777103                 13D                   Page    of    Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                The Bear Stearns Companies Inc.**
                                IRS # 13-3286161
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                 WC, OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,000,232
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,000,232

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,000,232

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      12.00%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                       HC

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Bear, Stearns & Co. Inc.**
                                IRS # 13-3299429
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                     WC, OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,000,232
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,000,232

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,000,232

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.00%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                     BD

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 140777103                13D                   Page    of    Pages


-------------------------------------------------------------------------------
Page 3

                                        Schedule 13D Amendment No. 1

     This statement constitutes Amendment No. 1 to the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bear, Stearns & Co. Inc. ("Bear Stearns") with respect to its ownership of the Common Stock of The Carbide/Graphite Group, Inc. (the "Issuer").

Item 1:  Security and Issuer.

         No Change.

Item 2:  Identify and Background:

         (a)Name:  Bear, Stearns & Co. Inc ("Bear Stearns")
         (b)Place of Organization:     Delaware

         (c)   (i)Principal Business:  Securities Broker/Dealer
               (ii)          Address:  245 Park Avenue
                                       New York, NY  10167
         (d)None

         (e)Any such proceedings are reported and summarized in Bear Stearns's Form BD filed with the Securities and Exchange Commission, which descriptions are hereby incorporated by reference.

         (f)See Appendix I

Item 3:  Source and Amount of Funds or Other Consideration

         Working Capital; see item 4.

Item 4:  Purpose of transaction.

         Bear Stearns had acquired the Common Stock of the Carbide/Graphite Group, Inc. in the ordinary course of its business as a broker/dealer in connection with its market making activities. Bear Stearns may acquire additional securities of the Issuer or dispose of securities of the Issuer in connection with such market making activities. As a result of the acquisition of shares through its market making activities, it filed a report on form 13G on February 9, 2001.

         On June 3, 2001, the Issuer publicly announced a financial restructuring and that it had signed an agreement to sell convertible preferred stock to a third-party Questar Partners Fund II, L.P. ("Questar") that would give Questar a controlling interest in the Issuer. Since Bear Stearns acted as financial advisor to the Issuer in this transaction, on June 12, 2001, Bear Stearns filed a report of form 13D.

         On September 5, 2001, the Issuer filed a form 8-K announcing that
(i) its previously-announced financial restructuring transaction with Questar Management Company LLC and the bank group under its $135 million revolving credit facility no longer appeared to be feasible and that the Registrant was continuing to work with Questar and the bank group in an attempt to complete an alternate transaction, (ii) the bank group has extended until September 7, 2001 the expiration date of a previously issued waiver related to the Registrant's non-compliance with certain financial covenants during its fiscal year ended July 31, 2000 and (iii) the Registrant has been notified by the NASDAQ Stock Market that the price of the Registrant's common stock has fallen below the minimum thresholds required for listing on the NASDAQ National Market System.

Bear Stearns continues as a financial advisor to the Issuer.

Item 5:  Interest in Securities of the Issuer (as of 09/06/01)

         (a) The responses of Bear Stearns to Rows (11) through (13) of the cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference. To the best of Bear Stearns' knowledge, none of its executive officers or directors beneficially own any Common Stock of the Issuer.

         (b) The responses of Bear Stearns to Rows (7) through (10) of the cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference.

(c) During the past sixty (60) days, Bear Stearns has effected Transactions in the Common Stock of the Issuer. Information concerning transactions in the Common Stock effected by Bear Stearns is set forth on Appendix I.

         (d)  Not Applicable.

         (e)  Not Applicable.

Item 6:  Contracts, Arrangements, Understandings or Relationships with Respect
            To Securities of the Issuer.

On November 21, 2000, Bear Stearns was retained by the Issuer to act as financial adviser in connection with the Questar transaction. Bear Stearns will receive a customary fee in connection with its services. In addition, Issuer has agreed to reimburse Bear Stearns for its out-of-pocket expenses and to indemnify Bear Stearns from liability in connection with the services it provides to the Issuer.

Item 7:  Materials to be Filed as Exhibits.

         Not Applicable

Page 4


**Bear Stearns & Co. is a subsidiary of The Bear Stearns Companies Inc.


Signature:

        After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.





                                                     September 7, 2001
                                        ----------------------------------------
                                                         (Date)


                                                           /S/
                                        ----------------------------------------
                                                       (Signature)


                                       Aldo Parcesepe/Senior Managing Director
                                        ----------------------------------------
                                                       (Name/Title)


                                   APPENDIX I

                           The Carbide/Graphite Group, Inc.

                      Trading from 07/06/2001 through 09/06/2001
                            (Various Firm Accounts)


                              ***** 09/06 *****
     100  CARBIDE/GRAPHITE GROUP INC     .1300              13.00
     400  CARBIDE/GRAPHITE GROUP INC     .1300              52.00
   3,500  CARBIDE/GRAPHITE GROUP INC     .1400             490.00
   4,500  CARBIDE/GRAPHITE GROUP INC     .1400             630.00
     100- CARBIDE/GRAPHITE GROUP INC     .1500              14.99-
   1,000- CARBIDE/GRAPHITE GROUP INC     .1700             169.99-
   2,000- CARBIDE/GRAPHITE GROUP INC     .1400             279.99-
   3,000- CARBIDE/GRAPHITE GROUP INC     .1500             449.98-
   3,500- CARBIDE/GRAPHITE GROUP INC     .1400             489.98-
   4,500- CARBIDE/GRAPHITE GROUP INC     .1400             629.97-
     500- CARBIDE/GRAPHITE GROUP INC     .1400              69.99-
     500- CARBIDE/GRAPHITE GROUP INC     .1600              79.99-
     500- CARBIDE/GRAPHITE GROUP INC     .1500              74.99-
     500- CARBIDE/GRAPHITE GROUP INC     .1400              69.99-
     500- CARBIDE/GRAPHITE GROUP INC     .1500              74.99-
     500- CARBIDE/GRAPHITE GROUP INC     .1500              74.99-
   1,500- CARBIDE/GRAPHITE GROUP INC     .1600             239.99-
   2,500- CARBIDE/GRAPHITE GROUP INC     .1400             349.98-
   2,500- CARBIDE/GRAPHITE GROUP INC     .1400             349.98-
   3,000- CARBIDE/GRAPHITE GROUP INC     .1400             419.98-
   4,900- CARBIDE/GRAPHITE GROUP INC     .1500             734.97-
   5,000- CARBIDE/GRAPHITE GROUP INC     .1400             699.97-
   5,000- CARBIDE/GRAPHITE GROUP INC     .1300             649.97-
   5,000- CARBIDE/GRAPHITE GROUP INC     .1300             649.97-
   5,000- CARBIDE/GRAPHITE GROUP INC     .1310             654.97-
   5,000- CARBIDE/GRAPHITE GROUP INC     .1300             649.97-
   5,000- CARBIDE/GRAPHITE GROUP INC     .1300             649.97-
   5,000- CARBIDE/GRAPHITE GROUP INC     .1300             649.97-
   5,500- CARBIDE/GRAPHITE GROUP INC     .1500             824.97-
   6,000- CARBIDE/GRAPHITE GROUP INC     .1500             899.97-
                              ***** 09/05 *****
     100  CARBIDE/GRAPHITE GROUP INC     .3000              30.00
     100  CARBIDE/GRAPHITE GROUP INC     .2000              20.00
     50  CARBIDE/GRAPHITE GROUP INC     .1700               8.50
     200  CARBIDE/GRAPHITE GROUP INC     .1500              30.00
     400  CARBIDE/GRAPHITE GROUP INC     .3100             124.00
     500  CARBIDE/GRAPHITE GROUP INC     .4000             200.00
     700  CARBIDE/GRAPHITE GROUP INC     .1500             105.00
   1,950  CARBIDE/GRAPHITE GROUP INC     .1700             331.50
      50- CARBIDE/GRAPHITE GROUP INC     .1700               8.49-
     100- CARBIDE/GRAPHITE GROUP INC     .1600              15.99-
     100- CARBIDE/GRAPHITE GROUP INC     .1300              12.99-
     100- CARBIDE/GRAPHITE GROUP INC     .1300              12.99-
     100- CARBIDE/GRAPHITE GROUP INC     .1300              12.99-
     100- CARBIDE/GRAPHITE GROUP INC     .1300              12.99-
     200- CARBIDE/GRAPHITE GROUP INC     .1300              25.99-
     800- CARBIDE/GRAPHITE GROUP INC     .1900             151.99-
   1,000- CARBIDE/GRAPHITE GROUP INC     .1600             159.99-
   2,000- CARBIDE/GRAPHITE GROUP INC     .1700             339.98-
   2,000- CARBIDE/GRAPHITE GROUP INC     .1700             339.98-
   2,400- CARBIDE/GRAPHITE GROUP INC     .1300             311.98-
   3,000- CARBIDE/GRAPHITE GROUP INC     .1500             449.98-
   3,000- CARBIDE/GRAPHITE GROUP INC     .2200             659.97-
   4,700- CARBIDE/GRAPHITE GROUP INC     .1800             845.97-
   4,900- CARBIDE/GRAPHITE GROUP INC     .1300             636.97-
   5,000- CARBIDE/GRAPHITE GROUP INC     .1600             799.97-
   5,000- CARBIDE/GRAPHITE GROUP INC     .1500             749.97-
   5,000- CARBIDE/GRAPHITE GROUP INC     .2200           1,099.96-
   5,000- CARBIDE/GRAPHITE GROUP INC     .1300             649.97-
   7,000- CARBIDE/GRAPHITE GROUP INC     .1300             909.96-
   7,000- CARBIDE/GRAPHITE GROUP INC     .1400             979.96-
  11,000- CARBIDE/GRAPHITE GROUP INC     .1300           1,429.95-
      70- CARBIDE/GRAPHITE GROUP INC     .1500              10.49-
      90- CARBIDE/GRAPHITE GROUP INC     .1500              13.49-
     100- CARBIDE/GRAPHITE GROUP INC     .1300              12.99-
     352- CARBIDE/GRAPHITE GROUP INC     .1300              45.75-
     500- CARBIDE/GRAPHITE GROUP INC     .1400              69.99-
     700- CARBIDE/GRAPHITE GROUP INC     .1500             105.00-
   1,000- CARBIDE/GRAPHITE GROUP INC     .1300             129.99-
   1,292- CARBIDE/GRAPHITE GROUP INC     .1400             180.87-
   1,298- CARBIDE/GRAPHITE GROUP INC     .1300             168.73-
   2,000- CARBIDE/GRAPHITE GROUP INC     .1300             259.99-
   2,500- CARBIDE/GRAPHITE GROUP INC     .2400             599.98-
   2,500- CARBIDE/GRAPHITE GROUP INC     .1600             399.98-
   2,800- CARBIDE/GRAPHITE GROUP INC     .2400             671.97-
   2,950- CARBIDE/GRAPHITE GROUP INC     .2400             707.97-
   3,000- CARBIDE/GRAPHITE GROUP INC     .1700             509.98-
   3,400- CARBIDE/GRAPHITE GROUP INC     .1300             441.98-
   3,502- CARBIDE/GRAPHITE GROUP INC     .1300             455.24-
   4,000- CARBIDE/GRAPHITE GROUP INC     .1400             559.98-
   4,626- CARBIDE/GRAPHITE GROUP INC     .1200             555.10-
   4,700- CARBIDE/GRAPHITE GROUP INC     .1700             798.97-
   4,900- CARBIDE/GRAPHITE GROUP INC     .1300             636.97-
   4,950- CARBIDE/GRAPHITE GROUP INC     .2400           1,187.96-
   5,000- CARBIDE/GRAPHITE GROUP INC     .1700             849.97-
   5,000- CARBIDE/GRAPHITE GROUP INC     .1700             849.97-
   5,000- CARBIDE/GRAPHITE GROUP INC     .1600             799.97-
   5,000- CARBIDE/GRAPHITE GROUP INC     .1600             799.97-
   5,000- CARBIDE/GRAPHITE GROUP INC     .1400             699.97-
   5,000- CARBIDE/GRAPHITE GROUP INC     .1310             654.97-
   5,000- CARBIDE/GRAPHITE GROUP INC     .2200           1,099.96-
   5,000- CARBIDE/GRAPHITE GROUP INC     .1310             654.97-
   5,000- CARBIDE/GRAPHITE GROUP INC     .1600             799.97-
   6,500- CARBIDE/GRAPHITE GROUP INC     .1200             779.97-
   6,500- CARBIDE/GRAPHITE GROUP INC     .1400             909.96-
   7,000- CARBIDE/GRAPHITE GROUP INC     .1400             979.96-
  10,000- CARBIDE/GRAPHITE GROUP INC     .1300           1,299.95-
  20,000- CARBIDE/GRAPHITE GROUP INC     .1400           2,799.90-
  25,000- CARBIDE/GRAPHITE GROUP INC     .1500           3,749.87-
                              ***** 09/04 *****
     100  CARBIDE/GRAPHITE GROUP INC     .9500              95.00
   1,000  CARBIDE/GRAPHITE GROUP INC     .5000             500.00
   1,000- CARBIDE/GRAPHITE GROUP INC     .6000             599.98-
   8,000- CARBIDE/GRAPHITE GROUP INC     .6000           4,799.84-
                              ***** 08/31 *****
   1,000  CARBIDE/GRAPHITE GROUP INC     .4900             490.00
     100- CARBIDE/GRAPHITE GROUP INC     .6000              59.99-
     100- CARBIDE/GRAPHITE GROUP INC     .5400              53.99-
   2,000- CARBIDE/GRAPHITE GROUP INC     .5000             999.96-
   2,000- CARBIDE/GRAPHITE GROUP INC     .5300           1,059.96-
   4,000- CARBIDE/GRAPHITE GROUP INC     .5000           1,999.93-
     500- CARBIDE/GRAPHITE GROUP INC     .5100             254.99-
     500- CARBIDE/GRAPHITE GROUP INC     .5100             254.99-
   4,000- CARBIDE/GRAPHITE GROUP INC     .5000           1,999.93-
                              ***** 08/29 *****
     500- CARBIDE/GRAPHITE GROUP INC     .5500             274.99-
                              ***** 08/27 *****
     400- CARBIDE/GRAPHITE GROUP INC     .5000             199.99-
   1,000- CARBIDE/GRAPHITE GROUP INC     .5500             549.98-
   1,000- CARBIDE/GRAPHITE GROUP INC     .5500             549.98-
   1,000- CARBIDE/GRAPHITE GROUP INC     .5500             549.98-
   1,000- CARBIDE/GRAPHITE GROUP INC     .5500             549.98-
                              ***** 08/24 *****
     100  CARBIDE/GRAPHITE GROUP INC     .4000              40.00
   1,000  CARBIDE/GRAPHITE GROUP INC     .5000             500.00
   1,000- CARBIDE/GRAPHITE GROUP INC     .5000             500.00-
                              ***** 08/23 *****
     500  CARBIDE/GRAPHITE GROUP INC     .5500             275.00
     200- CARBIDE/GRAPHITE GROUP INC     .5500             109.99-
     300- CARBIDE/GRAPHITE GROUP INC     .6000             179.99-
     300- CARBIDE/GRAPHITE GROUP INC     .5500             164.99-
     500- CARBIDE/GRAPHITE GROUP INC     .5500             274.99-
     500- CARBIDE/GRAPHITE GROUP INC     .5500             274.99-
     500- CARBIDE/GRAPHITE GROUP INC     .5600             279.99-
   1,200- CARBIDE/GRAPHITE GROUP INC     .5500             659.97-
   1,500- CARBIDE/GRAPHITE GROUP INC     .5800             869.97-
   2,000- CARBIDE/GRAPHITE GROUP INC     .5600           1,119.96-
                              ***** 08/22 *****
     300- CARBIDE/GRAPHITE GROUP INC     .6400             191.99-
                              ***** 08/17 *****
     500  CARBIDE/GRAPHITE GROUP INC     .5500             275.00
     900  CARBIDE/GRAPHITE GROUP INC     .5500             495.00
                              ***** 08/15 *****
     100  CARBIDE/GRAPHITE GROUP INC     .6800              68.00
     500  CARBIDE/GRAPHITE GROUP INC     .6000             300.00
                              ***** 08/07 *****
   1,500  CARBIDE/GRAPHITE GROUP INC     .6500             975.00
   2,000  CARBIDE/GRAPHITE GROUP INC     .6500           1,300.00
     500- CARBIDE/GRAPHITE GROUP INC     .7400             369.98-
     500- CARBIDE/GRAPHITE GROUP INC     .6600             329.98-
   1,500- CARBIDE/GRAPHITE GROUP INC     .6600             989.96-
   1,500- CARBIDE/GRAPHITE GROUP INC     .7400           1,109.96-
                              ***** 08/06 *****
      70  CARBIDE/GRAPHITE GROUP INC     .5800              40.60
     500  CARBIDE/GRAPHITE GROUP INC     .6800             340.00
     500  CARBIDE/GRAPHITE GROUP INC     .6800             340.00
   2,000  CARBIDE/GRAPHITE GROUP INC     .6800           1,360.00
   2,000  CARBIDE/GRAPHITE GROUP INC     .6800           1,360.00
   3,000- CARBIDE/GRAPHITE GROUP INC     .7000           2,099.93-
                              ***** 08/03 *****
   1,000  CARBIDE/GRAPHITE GROUP INC     .5800             580.00
                              ***** 08/02 *****
     100  CARBIDE/GRAPHITE GROUP INC     .5800              58.00
     900  CARBIDE/GRAPHITE GROUP INC     .5800             522.00
   2,000  CARBIDE/GRAPHITE GROUP INC     .6000           1,200.00
     100- CARBIDE/GRAPHITE GROUP INC     .6100              60.99-
     100- CARBIDE/GRAPHITE GROUP INC     .6000              59.99-
     100- CARBIDE/GRAPHITE GROUP INC     .6000              59.99-
     500- CARBIDE/GRAPHITE GROUP INC     .6000             299.99-
   1,000- CARBIDE/GRAPHITE GROUP INC     .6000             599.98-
                              ***** 08/01 *****
     400  CARBIDE/GRAPHITE GROUP INC     .6700             268.00
   1,000  CARBIDE/GRAPHITE GROUP INC     .7800             780.00
   1,000  CARBIDE/GRAPHITE GROUP INC     .7000             700.00
   1,000  CARBIDE/GRAPHITE GROUP INC     .6800             680.00
   2,000  CARBIDE/GRAPHITE GROUP INC     .6300           1,260.00
   4,000  CARBIDE/GRAPHITE GROUP INC     .6300           2,520.00
     100- CARBIDE/GRAPHITE GROUP INC     .7400              73.99-
     100- CARBIDE/GRAPHITE GROUP INC     .7400              73.99-
     100- CARBIDE/GRAPHITE GROUP INC     .7300              72.99-
     100- CARBIDE/GRAPHITE GROUP INC     .7200              71.99-
     100- CARBIDE/GRAPHITE GROUP INC     .7200              71.99-
     100- CARBIDE/GRAPHITE GROUP INC     .7100              70.99-
     100- CARBIDE/GRAPHITE GROUP INC     .7100              70.99-
     100- CARBIDE/GRAPHITE GROUP INC     .6800              67.99-
   1,000- CARBIDE/GRAPHITE GROUP INC     .6300             629.97-
   2,000- CARBIDE/GRAPHITE GROUP INC     .6300           1,259.95-
   2,000- CARBIDE/GRAPHITE GROUP INC     .6300           1,259.95-
                              ***** 07/30 *****
     400  CARBIDE/GRAPHITE GROUP INC     .7800             312.00
     500  CARBIDE/GRAPHITE GROUP INC     .7800             390.00
     600  CARBIDE/GRAPHITE GROUP INC     .7800             468.00
     900  CARBIDE/GRAPHITE GROUP INC     .7800             702.00
   2,000  CARBIDE/GRAPHITE GROUP INC     .8000           1,600.00
   1,200  CARBIDE/GRAPHITE GROUP INC     .7887             946.44
   2,000- CARBIDE/GRAPHITE GROUP INC     .8000           1,600.00-
   7,000- CARBIDE/GRAPHITE GROUP INC     .8000           5,599.81-
                              ***** 07/27 *****
     100  CARBIDE/GRAPHITE GROUP INC     .8000              80.00
     500  CARBIDE/GRAPHITE GROUP INC     .8000             400.00
   1,200  CARBIDE/GRAPHITE GROUP INC     .8000             960.00
   2,000  CARBIDE/GRAPHITE GROUP INC     .8000           1,600.00
   3,000  CARBIDE/GRAPHITE GROUP INC     .8000           2,400.00
   3,000- CARBIDE/GRAPHITE GROUP INC     .8000           2,400.00-
                              ***** 07/26 *****
     500- CARBIDE/GRAPHITE GROUP INC     .8000             399.98-
     500- CARBIDE/GRAPHITE GROUP INC     .8000             399.98-
     500- CARBIDE/GRAPHITE GROUP INC     .8000             399.98-
     500- CARBIDE/GRAPHITE GROUP INC     .8000             399.98-
   5,000- CARBIDE/GRAPHITE GROUP INC     .8000           3,999.86-
                              ***** 07/25 *****
     500- CARBIDE/GRAPHITE GROUP INC     .8000             399.98-
     500- CARBIDE/GRAPHITE GROUP INC     .8000             399.98-
                              ***** 07/24 *****
     400- CARBIDE/GRAPHITE GROUP INC     .8900             355.98-
     500- CARBIDE/GRAPHITE GROUP INC     .8900             444.98-
                              ***** 07/23 *****
   1,000  CARBIDE/GRAPHITE GROUP INC     .8700             870.00
   1,500- CARBIDE/GRAPHITE GROUP INC     .9000           1,349.95-
     100- CARBIDE/GRAPHITE GROUP INC     .9000              89.99-
     500- CARBIDE/GRAPHITE GROUP INC     .8900             444.98-
   1,000- CARBIDE/GRAPHITE GROUP INC     .8700             869.97-
   1,000- CARBIDE/GRAPHITE GROUP INC     .8700             870.00-
   1,500- CARBIDE/GRAPHITE GROUP INC     .8900           1,334.95-
   1,500- CARBIDE/GRAPHITE GROUP INC     .8700           1,304.95-
   1,500- CARBIDE/GRAPHITE GROUP INC     .8700           1,304.95-
                              ***** 07/20 *****
     800  CARBIDE/GRAPHITE GROUP INC     .8182             654.56
     100- CARBIDE/GRAPHITE GROUP INC     .8500              84.99-
     200- CARBIDE/GRAPHITE GROUP INC     .8500             169.99-
                              ***** 07/18 *****
     500  CARBIDE/GRAPHITE GROUP INC     .9500             475.00
     500  CARBIDE/GRAPHITE GROUP INC     .9000             450.00
   2,100  CARBIDE/GRAPHITE GROUP INC     .9000           1,890.00
   1,000- CARBIDE/GRAPHITE GROUP INC     .9000             900.00-
                              ***** 07/17 *****
   1,000  CARBIDE/GRAPHITE GROUP INC     1               1,000.00
   1,000- CARBIDE/GRAPHITE GROUP INC     1               1,000.00-
                              ***** 07/13 *****
     350  CARBIDE/GRAPHITE GROUP INC     1                 350.00
                              ***** 07/12 *****
     300  CARBIDE/GRAPHITE GROUP INC     1                 300.00
     500  CARBIDE/GRAPHITE GROUP INC     1                 500.00
     100- CARBIDE/GRAPHITE GROUP INC     1.0500            104.99-
                              ***** 07/10 *****
     300- CARBIDE/GRAPHITE GROUP INC     1.0500            314.98-
                              ***** 07/09 *****
   2,000  CARBIDE/GRAPHITE GROUP INC     1               2,000.00
     100- CARBIDE/GRAPHITE GROUP INC     1.0700            106.99-
     300- CARBIDE/GRAPHITE GROUP INC     1                 299.99-
     500- CARBIDE/GRAPHITE GROUP INC     1.0700            534.98-
     500- CARBIDE/GRAPHITE GROUP INC     1.0500            524.98-
   1,000- CARBIDE/GRAPHITE GROUP INC     1.0500          1,049.96-
   1,000- CARBIDE/GRAPHITE GROUP INC     1               1,000.00-
   1,000- CARBIDE/GRAPHITE GROUP INC     1               1,000.00-
                              ***** 07/06 *****
     100- CARBIDE/GRAPHITE GROUP INC     1.0700            106.99-
     100- CARBIDE/GRAPHITE GROUP INC     1.0700            106.99-
     200- CARBIDE/GRAPHITE GROUP INC     1.0700            213.99-
     200- CARBIDE/GRAPHITE GROUP INC     1.0700            213.99-
     300- CARBIDE/GRAPHITE GROUP INC     1.0700            320.98-
     500- CARBIDE/GRAPHITE GROUP INC     1.0700            534.98-
     500- CARBIDE/GRAPHITE GROUP INC     1.0700            534.98-
     500- CARBIDE/GRAPHITE GROUP INC     1.0700            534.98-
     500- CARBIDE/GRAPHITE GROUP INC     1.0700            534.98-
     500- CARBIDE/GRAPHITE GROUP INC     1.0700            534.98-
     500- CARBIDE/GRAPHITE GROUP INC     1.0700            534.98-
     500- CARBIDE/GRAPHITE GROUP INC     1.0700            534.98-
     500- CARBIDE/GRAPHITE GROUP INC     1.0700            534.98-
     500- CARBIDE/GRAPHITE GROUP INC     1.0700            534.98-
   2,000- CARBIDE/GRAPHITE GROUP INC     1.0500          2,099.93-

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).